Exhibit 23(d)(2)(ppp)(a)
Sub-Advisory Agreement Amendment dated January 1, 2009 –
Transamerica Thornburg International Value

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC.
AND
THORNBURG INVESTMENT MANAGEMENT, INC.
THIS AMENDMENT is made as of January 1, 2009 to the Sub-Advisory Agreement dated as of September 15, 2008 (the “Agreement”), between Transamerica Asset Management, Inc. and Thornburg Investment Management, Inc. In consideration of the mutual covenants contained herein, the parties agree as follows:
1.	Compensation. Effective January 1, 2009, the sub-advisory fee rate set forth in Schedule A to the Agreement for Transamerica Thornburg International Value is as follows:
0.425% of average daily net assets of the first $500 million and
0.40% of average daily net assets in excess of $500 million.*

*	The average daily net assets for the purpose of calculating subadvisory fees will be determined on a combined basis with Transamerica Partners Portfolios — Transamerica Partners International Equity Portfolio also sub-advised by Thornburg Investment Management, Inc.
In all other respects, the Sub-Advisory Agreement dated as of September 15, 2008 is confirmed and remains in full force and effect.
The parties hereto have caused this amendment to be executed as of January 1, 2009.
TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples

Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer

THORNBURG INVESTMENT MANAGEMENT, INC.

By:	/s/ Peter Trevisant

Name:	Peter Trevisant
Title:	Director, Institutional Group